Nancy H. Wojtas T: +1 650 843 5819 nwojtas@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

July 12, 2012

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Mark P. Shuman Jan Woo

RE:	Dialogic Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-181717

Dear Ms. Woo and Mr. Shuman:

On behalf of our client, Dialogic Inc. (“Dialogic”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), Dialogic’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (File No. 333-181717), filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2012 (as amended, the “Registration Statement”).

Amendment No. 1 is being filed in response to your letter dated June 15, 2012, setting forth the comments of the Commission’s staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”). This Comment Letter, which has also been filed electronically with the Commission, contains Dialogic’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Prospectus Cover Page

1.        We note that you intend to seek stockholder approval for the issuance of the shares of the company’s common stock upon the exercise of the warrants issued pursuant to the subscription agreement and for the issuance of the shares of the company’s common stock issuable upon the conversion of the convertible notes which you are including in this registration statement. Please revise the prospectus cover page to indicate the number of shares that are currently acquirable by purchasers and the number of shares that will not be available until and unless shareholders vote for the exercise of the warrants or conversion of the notes.

Response:

In response to the Staff’s comment, Dialogic has revised the prospectus cover page to indicate the number of shares that are currently acquirable by purchasers and the number of shares that will not be available until and unless shareholders vote for the exercise of the warrants or conversion of the notes.

Prospectus Summary

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange

Commission

July 12, 2012

Page Two

2.        Please revise the prospectus summary to clearly describe the proposals that the company is presenting to shareholders for approval. In this regard, we note that the company is seeking the approval for the issuance of shares upon the conversion of the notes according to the preliminary proxy statement filed on June 11, 2012, rather than seeking the approval of the private placement that you state on page 2. Further, disclose that you are seeking the approval of the issuance of shares upon the exercise of the warrants at the same stockholders meeting on August 15, 2012. Finally, discuss the reasons for seeking stockholder approval for the two proposals.

Response:

In response to the Staff’s comment, Dialogic has revised the prospectus summary to describe the two proposals that the company is presenting to stockholders for approval and to discuss the reasons for seeking stockholder approval.

Information Incorporated by Reference

3.        Please revise your disclosure to specifically incorporate by reference the Forms 8-K filed on June 5, 2012 and June 11, 2012, or advise us why you believe these filings do no need to be incorporated by reference. Refer to Compliance and Disclosure Interpretations Securities Act Forms Questions 123.05 for guidance.

Response:

In response to the Staff’s comment, Dialogic has revised its disclosure to incorporate by reference the Forms 8-K filed on June 5, 2012, June 11, 2012 and July 2, 2012.

******

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5189 or to Jim Fulton at (650) 843-5103.

Sincerely,

/s/ Nancy H. Wojtas

Nancy H. Wojtas

cc:	Nick Jensen, Dialogic Inc. Anthony Housefather, Dialogic Inc. James F. Fulton, Cooley LLP

1038781 v1/HN

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM